SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 333 East Main Street, Midland, Michigan 48640.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Chemical Financial Corporation 401(k) Savings Plan
December 31, 2005 and 2004 and Year ended December 31, 2005
with Reports of Independent Registered Public Accounting Firms

Chemical Financial Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Audit Committee
Chemical Financial Corporation
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Andrews Hooper & Pavlik P.L.C.

Saginaw, Michigan
June 21, 2006

Report of Independent Registered Accounting Firm

Audit Committee
Chemical Financial Corporation 401(K) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Detroit, Michigan
June 24, 2005

Chemical Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits
	December 31
	2005	2004
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$7,706,201	$9,932,332
Mutual funds	24,591,042	22,580,248
Loans to participants	437,932	421,317
Total investments	32,735,175	32,933,897

Receivables:
Participant contributions	78,585	71,212
Employer contributions	19,113	18,352
Total receivables	97,698	89,564

Net assets available for benefits	$32,832,873	$33,023,461

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions

Investment Income:
Chemical Financial Corporation dividends	$252,735
Mutual fund dividends	337,853
Mutual fund interest income	44,412
Loan interest income	24,703
Total investment income	659,703

Contributions:
Participant	2,816,431
Employer	531,538
Total contributions	3,347,969

Total additions	4,007,672

Deductions

Benefits paid directly to participants	3,386,138
Administrative fees	671
Net depreciation in fair value of investments (Note 3)	811,451
Total deductions	4,198,260

Net decrease	(190,588)

Net assets available for benefits:
Beginning of year	33,023,461

End of year	$32,832,873

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.  Description of the Plan

The following description of the Chemical Financial Corporation (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 85% of pretax annual compensation not to exceed IRC limitation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes matching contributions equal to 50% of the participant's salary reductions. In determining matching contributions, only salary reductions up to 4% of a participant's compensation will be matched.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3 or more	100%

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant's account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

2.  Summary of Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at the quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Chemical Financial Corporation common stock had a market value of $31.76 per share as of December 31, 2005, compared to a last sale market value of $29.26 per share as of June 21, 2006; a decline in market value of 7.9%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Accounting Policies (continued)

Plan Termination

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Administration

The Company has elected to pay all significant administrative expenses of the Plan.

3.  Investments

During the year ended December 31, 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Chemical Financial Corporation common stock	$(2,109,882)
Mutual funds	1,298,431
$(811,451)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur both in the near-term and long-term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

		December 31
		2005	2004

*	Chemical Financial Corporation Common Stock	$ 7,706,201	$ 9,932,332
	Federated Investors Intermediate Bond Fund	1,799,871	**
	Federated Investors Money Market Fund	**	1,802,813
	Federated Investors Middle Capitalization Stock Fund	3,419,464	2,784,595
	Fidelity Investments Magellan Fund	-	1,899,859
	Fidelity Investments Growth Stock Fund	-	2,008,186
	Fidelity Investments Stock and Bond Fund	2,310,808	2,194,377
	Fidelity Investments Low-Priced Stock Fund	-	2,514,410
	Vanguard Institutional Index Fund	3,553,910	3,947,471
	Dodge & Cox Stock Fund	-	2,372,204
	Hancock Classic Value Fund	3,154,897	**
	Royce Premier Fund	3,010,075	**
	T Rowe Price Growth Fund	2,065,912	**
	Select American D Fund	1,817,540	**

*	Party-in-interest

**	Less than 5% of Plan net assets

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Subsequent Event

The Company approved a partial freeze of its defined benefit plan, the Chemical Financial Corporation Employee's Pension Plan, effective June 30, 2006. For employees affected by the freeze, the Company will contribute four percent of their eligible pay to the Plan without regard to the employees contribution, while continuing its existing policy of partially matching employee contributions to the Plan. Employees who will receive the new benefit under the Plan are those with less than fifteen years of service or those whose combined age and years of service is less than sixty-five.

Chemical Financial Corporation 401(k) Savings Plan

EIN: 38-2022454	Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

December 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value

*	Chemical Financial Corporation	Common Stock, $1.00 par value per share		$7,706,201

	Federated Investors Mutual Funds	Intermediate Bond Fund		1,799,871
		Long-term Bond Fund		169,220
		Middle Capitalization Stock Fund		3,419,464
		Money Market Fund		1,545,677

	Fidelity Investments	Stock and Bond Fund		2,310,808
		International Stock Fund		1,625,347
		Fidelity Freedom Fund #369		44,363
		Fidelity Freedom Fund #371		14,714
		Fidelity Freedom Fund #372		16,922
		Fidelity Freedom Fund #373		45
		Fidelity Freedom Fund #718		2,605

	Other Mutual Funds	Hancock Classic-Value Fund		3,154,897
		Vanguard Institutional Index Fund		3,553,910
		Royce Premier Fund		3,010,075
		T Rowe Price Growth Fund		2,065,912
		Select American D Fund		1,817,540
		PIMCO Total Return Bond Fund		39,672

*	Participant Loans	Interest rate range: 5.13 to 7.69%;
		with various maturity dates		437,932
				$32,735,175

*	Party-in-interest

Note:	Historical cost information is not disclosed since all investments are participant directed.

Exhibits:

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated June 28, 2006.

23.2	Consent of Ernst & Young LLP dated June 23, 2006.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 28, 2006	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President and Chief Financial Officer and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated June 28, 2006.

23.2	Consent of Ernst & Young LLP dated June 23, 2006.